06006645

AB 3/27/06

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 2 6 2006 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-52964

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rumfolo and Associates Securities, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4602 Spruce Street
(No. and Street)

Bellaire (City) Texas (State) 77401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marilu Rumfolo 713-661-7373
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lopez, Blevins, Bork & Associates, LLP
(Name – *if individual, state last, first, middle name*)

2500 Wilcrest Drive, Suite 150 (Address) Houston (City) Texas (State) 77042 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 0 1 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marilu Rumfolo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rumfolo and Associates Securities, L.P., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JULIE L. GEORGE
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
APRIL 15, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditor's Report on the Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RUMFOLO AND ASSOCIATES SECURITIES, L.P

Houston, Texas

FINANCIAL STATEMENTS

As of December 31, 2005

TABLE OF CONTENTS

L·B·B
LOPEZ, BLEVINS, BORK & ASSOCIATES, LLP • • • CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Rumfolo and Associates Securities, LP
Houston, Texas

We have audited the accompanying statement of financial condition of Rumfolo and Associates Securities, LP as of December 31, 2005, and the related statements of loss, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rumfolo and Associates Securities, LP at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lopez, Blevins, Bork & Associates, LLP

Lopez, Blevins, Bork & Associates, LLP
Houston, Texas

February 23, 2006

RUMFOLO AND ASSOCIATES SECURITIES, L.P.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash and Cash Equivalents	$	7,974
Property and Equipment, net of accumulated depreciation of $35,140		12,674
TOTAL ASSETS	$	20,648

LIABILITIES

Accounts Payable	$	1,200

PARTNERS' CAPITAL

Partners' Capital		19,448
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	20,648

See summary of accounting policies and notes to financial statements.

RUMFOLO AND ASSOCIATES SECURITIES, L.P.
STATEMENT OF LOSS
For the Year Ended December 31, 2005

Commission income	$ 50,661
Operating Expenses:	
Floor brokerage and clearing costs	19,713
Administrative fees – related party	14,982
Depreciation	10,778
Professional fees	7,595
Other	13,916
Total expenses	66,984
Net Loss	$ (16,323)

See summary of accounting policies and notes to financial statements.

RUMFOLO AND ASSOCIATES SECURITIES, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
For the Year Ended December 31, 2005

	Limited Partners' Capital	General Partners' Capital	Total Partners' Capital
Balance - December 31, 2004	$ 33,952	$ 419	$ 34,371
Contributions	8,200		8,200
Distributions	(6,800)		(6,800)
Net loss	(16,161)	(163)	(16,323)
Balance – December 31, 2005	$ 19,191	$ 256	$ 19,448

See summary of accounting policies and notes to financial statements.

RUMFOLO AND ASSOCIATES SECURITIES, L.P.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2005

Subordinated borrowings at January 1, 2005	$ -
Increases:	
none	-
Decreases:	
none	-
Subordinated borrowings at December 31, 2005	$ -

See summary of accounting policies and notes to financial statements.

RUMFOLO AND ASSOCIATES SECURITIES, L.P.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (16,323)
Adjustments to reconcile net Loss to net cash used in operating activities:	
Depreciation	10,778
Changes in operating assets and liabilities:	
Commission receivable	4,584
Accounts payable	800
Net cash used in operating activities	(161)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions from partner	8,200
Distribution to partner	(6,800)
Net cash from in financing activities	1,400
NET INCREASE IN CASH	1,239
CASH, beginning of period	6,736
CASH, end of period	$ 7,975
SUPPLEMENTAL CASH FLOW INFORMATION:	
Interest paid	$ -

See summary of accounting policies and notes to financial statements.

RUMFOLO & ASSOCIATES SECURITIES, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business

Rumfolo & Associates Securities, L.P. (" the Partnership"), located in Bellaire, Texas, is a broker dealer subject to regulation under the Securities Exchange Act of 1934, as well as the rules of the National Association of Securities Dealers, Inc. (NASD), of which the Partnership is a member. The Partnership's customers are located throughout the United States. The Partnership's primary source of revenue is from commissions on trades from institutional investors.

The Partnership operates under a fully disclosed basis in accordance with the exemption under 15c3-3(k) (2) (ii) whereby all securities transactions are carried by and cleared through the Partner's clearing broker.

Statement of Presentation

The Unclassified Statement of Financial Condition is presented in accordance with industry standards.

Revenue Recognition

Customers' securities transactions are recorded on the settlement date basis with related commission income and expense recorded on a trade date basis.

Cash and Cash Equivalents

The Partnership considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The Partnership considers account receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Property and Equipment

Property and equipment are carried at cost. Depreciation and amortization of property and equipment is provided using the straight-line method for financial reporting purposes based on estimated useful lives of 5-7 years. Expenditures for repairs and maintenance are charged to expense as incurred.

Income Taxes

No provision has been made for federal income tax, since these taxes are the responsibility of the individual partners.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – CLEARING BROKER CONTRACT

The Partnership has entered into an agreement for securities clearance services with Capital Institutional Services, Inc. (CIS) to carry and clear on a fully disclosed basis the Partnership's margin and cash accounts.

Under this agreement, the Partnership assumes responsibility for any potential payments to CIS to bring any of the Partnership's customer accounts in compliance with various securities laws and requirements. However, CIS assumes responsibility for monitoring the compliance of the Partnership's accounts.

The Partnership has also entered into a Commission Sharing agreement with E*Trade Securities, LLC to provide various clients of the Partnership a facility for executing securities transactions and to pay the Partnership a portion of the commissions received on transactions generated by the Partnership's clients.

NOTE C - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2005, or in the procedures followed in making the periodic computation required. At December 31, 2005, the Partnership had net capital of $6,774 and a net capital requirement of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was 1 to 6 at December 31, 2005. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE D – PROPERTY AND EQUIPMENT

Property and equipment at cost consisted of the following at December 31, 2005:

	Depreciable Life	Amount
Furniture and equipment	5-7 years	$ 25,880
Leasehold improvements	5 years	21,934
		47,814
Less: Accumulated Depreciation		(35,140)
Net Property and Equipment		$ 12,674

NOTE E – RELATED PARTY TRANSACTIONS

At various times throughout the year the partnership made short term loans to a member. All loans were outstanding for less than 30 days.

During 2005, the Company paid management and administrative fees of $14,982 to Marilu Rumfolo, a limited partner.

NOTE F – ORGANIZATION

Rumfolo and Associates Securities, L.P. (the Partnership) is a Texas limited partnership formed on August 13, 2002. The general partner of the Partnership is Texas Capital Securities, LLC, with Marilu Rumfolo as its limited partner. The Partnership has the following profit/loss sharing ratios:

Texas Capital Securities, LLC	1%
Marilu Rumfolo	99%

SUPPLEMENTARY INFORMATION

RUMFOLO & ASSOCIATES SECURITIES, L.P.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

		2005
Net Capital		
Total Shareholders' Capital Qualified for Net Capital	$	19,448
Total Capital and Allowable Subordinated Liabilities		-
Deductions And/Or Changes		-
Nonallowable assets:		
Property and equipment, net		(12,674)
Net Capital Before Haircuts on Securities Positions		6,774
Haircuts on Securities		-
Net Capital	$	6,774
Aggregated Indebtedness	$	1,200
Computation of Basic Net Capital Requirements		
Minimum Net Capital Required (6.7% of total aggregate indebtedness)	$	80
Minimum Dollar Net Capital Required		5,000
Net Capital Required (greater of above)	$	5,000
Excess Net Capital	$	1,774
Ratio: Aggregate Indebtedness to Net Capital		17.71%

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2004, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

SCHEDULE II
RUMFOLO & ASSOCIATES SECURITIES, L.P.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

Exemption Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under Section (K) (2) (ii), in which all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of S.E.C. Rule 15c3-3(k) (2) (ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

L·B·B
LOPEZ, BLEVINS, BORK & ASSOCIATES, LLP • • • CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Rumfolo and Associates Securities, LP

In planning and performing our audit of the financial statements and supplemental schedules of Rumfolo and Associates Securities, LP for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2500 WILCREST DRIVE, SUITE 150 • HOUSTON, TEXAS 77042 • TEL: (713) 877-9944 • FAX: (713) 979-1735

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.
We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lopez, Blevins, Bork & Associates, LLP

Lopez, Blevins, Bork & Associates, LLP
Houston, Texas
February 23, 2005